Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Independent Bank Corp. for the registration of common stock, preferred stock, depository shares, warrants or other rights, stock purchase contracts, debt securities and units and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements of Independent Bank Corp., and the effectiveness of internal control over financial reporting of Independent Bank Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Boston, Massachusetts
August 12, 2021